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Exhibit 12.1

SLM Corporation
Ratio of Earnings to Fixed Charges and Preferred Dividends(1)
(Dollars in thousands)

						Three months ended March 31,
	2000	2001	2002	2003	2004	March 31, 2004	March 31, 2005
Ratio of earnings to fixed charges and preferred stock dividends	1.23	1.27	1.98	3.21	2.74	2.28	1.71

Ratio of earnings to fixed charges	1.23	1.27	2.00	3.24	2.76	2.30	1.72

(1)
For purposes of computing these ratios, earnings represent income before income tax expense plus fixed charges.

Fixed charges represent interest expensed and capitalized, plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.

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SLM Corporation Ratio of Earnings to Fixed Charges and Preferred Dividends(1) (Dollars in thousands)